UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION   -------------------------
                        WASHINGTON, D.C. 20549                 OMB APPROVAL
                                                       -------------------------
                             FORM N-17F-2              OMB Number:     3235-0360
                                                       Expires:    July 31, 1994
                                                       Estimated Average Burden
                                                       hours per response...0.05
                                                       -------------------------

          Certificate of Accounting of Securities and Similar
                     Investments in the Custody of
                    Management Investment Companies

               Pursuant to Rule 17f-2 [17 CFR 270.17f-2]
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1. Investment Company Act File Number:                                          Date examination completed:

811-5669                                                                        April 25, 2003
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2. State identification Number:
      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
      AL               AK                AZ               AR               CA               CO
      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
      CT               DE                DC               FL               GA               HI
      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
      ID               IL                IN               IA               KS               KY
      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
      LA               ME                MD               MA               MI               MN
      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
      MS               MO                MT               NE               NV               NH
      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
      NJ               NM                NY               NC               ND               OH
      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
      OK               OR                PA               RI               SC               SD
      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
      TN               TX                UT               VT               VA               WA
      ---------------- ----------------- ---------------- --------------------------------------------------
      WV               WI                WY               PUERTO RICO
      ---------------- ----------------- ---------------- ------------------------------------------------------
      OTHER (specify):
      ----------------------------------------------------------------------------------------------------------

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3. Exact name of investment company as specified in registration statement:

Fifth Third Funds
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4. Address of principal executive office (number, street, city, state, zip code):

3435 Stelzer Road, Columbus, Ohio 43219-8001
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state of administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

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                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Trustees of
  Fifth Third Funds:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Fifth Third Prime Money Market Fund, Fifth Third Institutional Money Market Fund, Fifth Third Institutional Government Money Market Fund, Fifth Third Government Money Market Fund, Fifth Third U.S. Treasury Money Market Fund, Fifth Third Michigan Municipal Money Market Fund, Fifth Third Municipal Money Market Fund, Fifth Third Small Cap Value Fund, Fifth Third Small Cap Growth Fund, Fifth Third Micro Cap Value Fund, Fifth Third Mid Cap Growth Fund, Fifth Third Technology Fund, Fifth Third Large Cap Opportunity Fund, Fifth Third Multi Cap Value Fund, Fifth Third Quality Growth Fund, Fifth Third Large Cap Core Fund, Fifth Third Equity Index Fund, Fifth Third Disciplined Large Cap Value Fund, Fifth Third Balanced Fund, Fifth Third International Equity Fund, Fifth Third International GDP Fund, Fifth Third Worldwide Fund, Fifth Third Strategic Income Fund, Fifth Third Michigan Municipal Bond Fund, Fifth Third Ohio Municipal Bond Fund, Fifth Third Municipal Bond Fund, Fifth Third Bond Fund, Fifth Third Intermediate Municipal Bond Fund, Fifth Third Intermediate Bond Fund, Fifth Third Short Term Bond Fund, Fifth Third U.S. Government Bond Fund, Fifth Third LifeModel Conservative Fund, Fifth Third LifeModel Moderately Conservative Fund, Fifth Third LifeModel Moderate Fund, Fifth Third LifeModel Moderately Aggressive Fund and Fifth Third LifeModel Aggressive Fund (separate portfolios constituting Fifth Third Funds, hereafter referred to as the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of April 25, 2003. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 25, 2003, and with respect to agreement of security purchases and sales, for the period from November 8, 2002 (the date of the last examination), through April 25, 2003:

o Confirmation, or other procedures as we considered necessary, of all securities held in book entry form by the Federal Reserve Bank of Cleveland, the Depository Trust Company, and Bank of New York, without prior notice to management;

o Confirmation, or other procedures as we considered necessary, of all securities out for transfer with brokers;

o Confirmation, or other procedures as we considered necessary, of all repurchase agreements with brokers/banks and agreement of underlying collateral with Fifth Third Bank's records;

o Confirmation, or other procedures as we considered necessary, of all mutual fund investments with transfer agents; and

o Reconciliation of all such securities to the books and records of the Funds and Fifth Third Bank.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds' were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 25, 2003, with respect to securities reflected in the investment account of Funds is fairly stated, in all material respects.

This report is intended solely for the information and use of the Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP

June 23, 2003

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940

We, as members of management of Fifth Third Prime Money Market Fund, Fifth Third Institutional Money Market Fund, Fifth Third Institutional Government Money Market Fund, Fifth Third Government Money Market Fund, Fifth Third U.S. Treasury Money Market Fund, Fifth Third Michigan Municipal Money Market Fund, Fifth Third Municipal Money Market Fund, Fifth Third Small Cap Value Fund, Fifth Third Small Cap Growth Fund, Fifth Third Micro Cap Value Fund, Fifth Third Mid Cap Growth Fund, Fifth Third Technology Fund, Fifth Third Large Cap Opportunity Fund, Fifth Third Multi Cap Value Fund, Fifth Third Quality Growth Fund, Fifth Third Large Cap Core Fund, Fifth Third Equity Index Fund, Fifth Third Disciplined Large Cap Value Fund, Fifth Third Balanced Fund, Fifth Third International Equity Fund, Fifth Third International GDP Fund, Fifth Third Worldwide Fund, Fifth Third Strategic Income Fund, Fifth Third Michigan Municipal Bond Fund, Fifth Third Ohio Municipal Bond Fund, Fifth Third Municipal Bond Fund, Fifth Third Bond Fund, Fifth Third Intermediate Municipal Bond Fund, Fifth Third Intermediate Bond Fund, Fifth Third Short Term Bond Fund, Fifth Third U.S. Government Bond Fund, Fifth Third LifeModel Conservative Fund, Fifth Third LifeModel Moderately Conservative Fund, Fifth Third LifeModel Moderate Fund, Fifth Third LifeModel Moderately Aggressive Fund and Fifth Third LifeModel Aggressive Fund (separate portfolios constituting Fifth Third Funds, hereafter referred to as the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 25, 2003, and from November 8, 2002 through April 25, 2003.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 25, 2003, and from November 8, 2002 through April 25, 2003, with respect to securities reflected in the investment account of the Funds.

Fifth Third Funds

/s/ Adam S. Ness
Treasurer